EXHIBIT 99.1

XORTX Reprices Balance of Warrants Issued in Connection with October 2021 US IPO

CALGARY, Alberta, May 17, 2024 (GLOBE NEWSWIRE) -- XORTX Therapeutics Inc. (“XORTX” or the “Company”) (NASDAQ: XRTX | TSXV: XRTX | Frankfurt: ANU), a late stage clinical pharmaceutical company focused on developing innovative therapies to treat progressive kidney disease, announces that further to its press releases of March 11 and April 30, 2024, the Company has received TSX Venture Exchange (“TSXV”) approval to amend the terms of the balance of outstanding common share purchase warrants (“Warrants”) that were issued on October 15, 2021. Reference is made to the Company’s press release of October 7, 2022 wherein the Company indicated that the Warrants had been repriced in connection with the October 7, 2022 private placement, however that process was not completed at the time. The re-pricing approval received affects an original 910,000 warrants (101,111 post 9:1 consolidation). The Warrants had an original exercise price of USD $42.93 (CAD $53.10) (adjusted up from USD $4.77 to USD $42.93 per share as a result of the 9:1 consolidation). The TSXV has now approved an amended exercise price of USD $5.00 (on a post-consolidation basis) and the acceleration provision outlined below.

New Warrant Acceleration Provision

If the volume weighted average price for the Company’s common shares on TSXV is greater than USD $6.50 (approximately CAD $8.76) per common share for a period of ten (10) consecutive trading days, then the Company may give notice to the Holders of the Warrant by way of a news release (the "Notice") notifying such Holder that the Warrants must be exercised within thirty (30) calendar days from the date of delivery of such Notice, otherwise the Warrants will expire at 4:30 p.m. (Calgary time) on the 30th day after the date of delivery of the Notice (the “Forced Conversion Right”). Notwithstanding anything herein to the contrary, the Forced Conversion Right shall only be available to the Company on or after such time in which such forced exercise of the Warrants will result in the issuance of Free Trading Shares to the Holder.

About XORTX Therapeutics Inc.

XORTX is a pharmaceutical company with two clinically advanced products in development: 1) our lead, XRx-008 program for ADPKD; and 2) our secondary program in XRx-101 for acute kidney and other acute organ injury associated with Respiratory Viral infection. In addition, XRx-225 is a pre-clinical stage program for Type 2 Diabetic Nephropathy. XORTX is working to advance its clinical development stage products that target aberrant purine metabolism and xanthine oxidase to decrease or inhibit production of uric acid. At XORTX, we are dedicated to developing medications to improve the quality of life and future health of patients with kidney disease. Additional information on XORTX is available at www.xortx.com.

For more information, please contact:

Allen Davidoff, CEO	Nick Rigopulos, Director of Communications
adavidoff@xortx.com or +1 403 455 7727	nick@alpineequityadv.com or +1 617 901 0785

Kim Golodetz, LHA Investor Relations
kgolodetz@lhai.com or +1 212 838 3777

Neither the TSX Venture Exchange nor Nasdaq has approved or disapproved the contents of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Forward Looking Statements

This press release contains express or implied forward-looking statements pursuant to applicable securities laws. These forward-looking statements and their implications are based on the current expectations of the management of XORTX only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by applicable law and stock exchange rules, XORTX undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting XORTX is contained under the heading “Risk Factors” in XORTX’s Annual Report on Form 20-F filed with the SEC, which is available on the SEC's website, www.sec.gov (including any documents forming a part thereof or incorporated by reference therein), as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada, which are available on www.sedarplus.ca.